UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

Gloria E. Gebbia
Managing Member
Kennedy Cabot Acquisition, LLC
24005 Ventura Blvd. Suite 200 Calabasas CA 91302
(212) 514-8369

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13D

1.	NAMES OF REPORTING PERSONS Kennedy Cabot Acquisition, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☒
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	7.	SOLE VOTING POWER

NUMBER OF		0
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,405,256
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER

		16,405,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,405,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52%*

14.	TYPE OF REPORTING PERSON (see instructions) OO

*
Percentage of class calculated based on 31,283,364 total outstanding shares of Common Stock as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on March 10, 2021.

CUSIP No. 826176 10 9	13D

1.	NAMES OF REPORTING PERSONS Gloria E. Gebbia

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☒
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Gloria E. Gebbia is a US Citizen

	7.	SOLE VOTING POWER

NUMBER OF		10,744,054
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,405,256
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		10,744,054
	10.	SHARED DISPOSITIVE POWER

		16,405,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,405,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52%*

14.	TYPE OF REPORTING PERSON (see instructions) IN

*
Percentage of class calculated based on 31,283,364 total outstanding shares of Common Stock as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2020, filed with the SEC on March 10, 2021.

CUSIP No. 826176 10 9	13D

1.	NAMES OF REPORTING PERSONS John M. Gebbia

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☒
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION John M. Gebbia is a US Citizen

	7.	SOLE VOTING POWER

NUMBER OF		2,049,091
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,405,256
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		2,049,091
	10.	SHARED DISPOSITIVE POWER

		16,405,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,405,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52%*

14.	TYPE OF REPORTING PERSON (see instructions) IN

*
Percentage of class calculated based on 31,283,364 total outstanding shares of Common Stock as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2020, filed with the SEC on March 10, 2021.

CUSIP No. 826176 10 9	13D

1.	NAMES OF REPORTING PERSONS Richard Gebbia

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☒
(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Richard Gebbia is a US Citizen

	7.	SOLE VOTING POWER

NUMBER OF		3,053,128
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,405,256
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		3,053,128
	10.	SHARED DISPOSITIVE POWER

		16,405,256

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,405,256

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52%*

14.	TYPE OF REPORTING PERSON (see instructions) IN

*
Percentage of class calculated based on 31,283,364 total outstanding shares of Common Stock as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2020, filed with the SEC on March 10, 2021.

CUSIP No. 826176 10 9	13D

Item 1. Security and Issuer.

This Amendment 17 to Schedule 13D (this "Amendment") amends Amendment 16 to Schedule 13D filed on March 19, 2021.

Amendment 16 to Schedule 13D amended Amendment 15 to Schedule 13D filed on June 24, 2020. Amendment 15 to Schedule 13D amended Amendment 14 to Schedule 13D filed on April 20, 2020. Amendment 14 to Schedule 13D amended Amendment 13 to Schedule 13D filed on February 7, 2020. Amendment 13 to Schedule 13D amended Amendment 12 to Schedule 13D filed on January 17, 2020. Amendment 12 to Schedule 13D amended Amendment 11 to Schedule 13D filed on January 10, 2020. Amendment 11 to Schedule 13D amended Amendment 10 to Schedule 13D filed on December 18, 2019. Amendment 10 amended Amendment 9 to Schedule 13D filed on September 30, 2019. Amendment 9 amended Amendment 8 to Schedule 13D filed on May 9, 2019. Amendment 8 amended Amendment 7 to Schedule 13D filed on April 4, 2019. Amendment 7 amended Amendment 6 to Schedule 13D filed on January 2, 2019. Amendment 6 amended Amendment 5 to Schedule 13D filed on September 11, 2018 (“Amendment 5”).  Amendment 5 amended the amended and restated Schedule 13D filed on April 25, 2018 as Amendment 4 (the “Amended and Restated Schedule 13D”), by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”), Gloria E. Gebbia, the Managing Member of KCA, Richard Gebbia, and John M. Gebbia (each a “Reporting Person” and collectively, the “Reporting Persons”).* The Amended and Restated Schedule 13D was filed by the Reporting Persons to amend and restate the Schedule 13D filed on December 21, 2016 (the “Original Schedule 13D”), as amended and supplemented by Amendment 1 filed on January 11, 2018, Amendment 2 filed on January 26, 2018, and Amendment 3 filed on February 26, 2018.

This Amendment is being filed by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive officers are located at 120 Wall Street, New York, NY 10005.

The Reporting Persons are filing this Amendment to report the receipt of shares of Common Stock from a distribution from Kennedy Cabot Acquisition, LLC (“KCA”) according to their respective ownership in KCA.

This Amendment does not restate disclosures in the Amended and Restated Schedule 13D that are not being amended, and should be read in conjunction with the Amended and Restated Schedule 13D. Except as set forth herein, the Amended and Restated Schedule 13D is unmodified. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Amended and Restated Schedule 13D.

*David Gebbia was Reporting Person within this group until Amendment 15 to Schedule 13D filed on June 24, 2020.

CUSIP No. 826176 10 9	13D

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment 8 is hereby amended and restated as follows:

(a)	As of the date hereof:

i.	KCA beneficially owns 0 shares of Common Stock, representing 0% of the outstanding Common Stock of the Issuer.

ii.
Gloria E. Gebbia is the Managing Member of KCA and, as such, can vote or direct the vote or dispose or direct the disposition of the shares of Common Stock owned by KCA, and (ii) Gloria E. Gebbia is the direct beneficial owner of  10,744,054 shares of Common Stock, representing approximately 34% of outstanding Common Stock of the Issuer, and she is the indirect beneficial owner of the shares owned by KCA and she may be deemed to share indirect beneficial ownership of a total of 5,661,202 additional shares of Common Stock, owned by family trusts and certain members of Gloria E. Gebbia’s family. Accordingly, Gloria E. Gebbia may be deemed to beneficially own, directly and indirectly, an aggregate of 16,405,256 shares of Common Stock, representing approximately 52% of the outstanding Common Stock of the Issuer.

iii.
John M. Gebbia is the direct beneficial owner of 2,049,091 shares of Issuer Common Stock, representing approximately 7% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 38,000 additional shares of Issuer Common Stock, owned by certain family members.

iv.
Richard Gebbia is the direct beneficial owner of 3,053,128 shares of Issuer Common Stock, representing approximately 10% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 404,546 additional shares of Issuer Common Stock, owned by certain family members.

Each of KCA, Gloria E. Gebbia, John M. Gebbia and Richard Gebbia, as a member of the “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to own beneficially of the shares of Common Stock directly or beneficially owned by the other Reporting Persons, which is, in the aggregate, 16,405,256 shares. Each of the Reporting Persons disclaims the beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

The percentage calculations in Item 5(a) are based on 31,283,364 total outstanding shares of Common Stock as of March 1, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the period ending December 31, 2020, filed with the SEC on March 10, 2021.

(b)	The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(b).

(c)	Except as otherwise described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Amended and Restated Joint Filing and Group Agreement, which is incorporated into this Item 6 by reference, and as otherwise set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 826176 10 9	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021

Kennedy Cabot Acquisition, LLC

By:	/s/ Gloria E. Gebbia
Gloria E. Gebbia
Managing Member

/s/ Gloria E. Gebbia
Gloria E. Gebbia

/s/ John M. Gebbia
John M. Gebbia

/s/ Richard Gebbia
Richard Gebbia